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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                    FORM 15

         Certification and Notice of Termination of Registration under
       Section 12(g) of the Securities Exchange Act of 1934 or Suspension
           of Duty to File Reports Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934.

                      Commission File Number:   0-15253

                        Kemper Financial Companies, Inc.
             (Exact name of registrant as specified in its charter)

      One Kemper Drive, Long Grove, Illinois  60049-0001, (708) 320-4700
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               Class A Common Stock, par value $0.10 per share
               Class B Common Stock, par value $0.10 per share
            (Title of each class of securities covered by this Form)

              Floating Rate Convertible Subordinated Debentures,
              Series D, Series E, Series I, Series J, Series N,
             Series O, Series R, Series S, Series T and Series AA through EE, maturing serially from November 30, 1995 to May 9, 2000

      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   [X]

Rule 12g-4(a)(1)(ii)  [ ]

Rule 12g-4(a)(2)(i)   [ ]

Rule 12g-4(a)(2)(ii)  [ ]

Rule 12h-3(b)(1)(i)   [X]

Rule 12h-3(b)(1)(ii)  [ ]

Rule 12h-3(b)(2)(i)   [ ]

Rule 12h-3(b)(2)(ii)  [ ]

Rule 15d-6            [ ]

Approximate number of holders of record as of the certification or notice date:

    One holder of record of the Class A Common Stock, par value $0.10 per share, and approximately 25 holders of record of the Class B Common
           Stock, par value $0.10 per share, as of the date hereof.

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Pursuant to the requirements of the Securities Exchange Act of 1934, Kemper
Financial Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



                                 KEMPER FINANCIAL COMPANIES, INC.



Date:  September 28, 1995        By: /s/ KATHLEEN A. GALLICHIO
                                     -----------------------------
                                     Kathleen A. Gallichio
                                     Corporate Counsel
                                     and Corporate Secretary





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